January 3, 2011

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Hemispherx Biopharma, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-K/A for the year ended December 31, 2009
(SEC filing No. 1-13441)

Dear Mr. Rosenberg:

We hereby respond to the comments contained in your December 29, 2010 comment letter (the “Comment Letter”) related to the above referenced Form 10-K and Form 10-K/A of Hemispherx Biopharma, Inc. (the "Company").Draft revised disclosure for inclusion in the next amended Form 10-K (the “10-K/A-2”) is attached hereto as Appendix A. Once the comments below are resolved, we will file the 10-K/A-2 reflecting the revisions in our responses below as well as the revisions contained in draft text attached to our prior responses.

Appendix A to your December 23, 2010 response

Critical Accounting Policies

Comment 1:    We note you identify warrant liability as a critical policy in your proposed revised disclosure to be included in an amendment to your December 31, 2010 Form 10-K.  The intent of identifying critical policies is to identify those that require material assumptions and estimates which if different assumptions and estimates were made would materially affect the financial statements.  Please revise your proposed disclosure to explain how this policy requires significant estimates and quantify the effect on the financial statements of changes in estimates in each year presented and the reasons for those changes.  Please also disclose why you selected the volatility measure that you selected.  If the volatility assumption is based on an average method, please disclose why you chose not to rely exclusively on your historical volatility.  Please also disclose the peer group of companies used to determine the average volatility assumption, the weight given to companies in the peer group in computing the average volatility assumption and whether the companies in the peer group of companies are similar to you in terms of size, product and market capitalization.

Corporate Headquarters

One Penn Center, 1617 JFK Blvd., Philadelphia, PA19103	t: 215-988-0080	f: 215-988-1739

Jim B. Rosenberg
January 3, 2011
Page - 2

Response:

Please see the revised disclosure in the “Critical Accounting Policies” subsection (A-1). As noted therein, we exclusively rely upon historical volatility so there is no need for disclosure of a calculation that utilized peer group companies. In addition, while we note that the computation is redone on each valuation date, the method of computing each assumption is described, thereby providing an understanding of how the estimates resulting from such assumptions change from computation date to computation date and specific disclosure in this section as to the quantitative changes in the years presented in the 10-K/A does not provide any additional insight to the reader.

(17) Fair Value

Comment 2:    Please revise your disclosure regarding the warrant liability classified as level 3 to include a description of the inputs and valuation technique(s) used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period as well as a reconciliation of the beginning and ending balances, separately presenting changes during the period.  Refer to ASC 820-10-50.

Response:

Note 17 has been revised as requested by the Staff (A–1 - A-3).

Comment 3:    Please provide us supplementally with the inputs used in the Black Scholes model at each valuation date (March 2010, June 2009/2010, September 2009/2010), to determine the fair value of the warrant liability, similar to that provided for the period ended December 31, 2009.  In your response, explain why any assumptions remained consistent from those used at December 31, 2009 (i.e. volatility), if true, and the accounting literature that supports your accounting treatment.

Response:

Expected volatility is computed in accordance with FASB ASC 718 (formerly FAS 123R) using the Black- Scholes Pricing Model.  The exercise period is based on the remaining life of the warrants at the date of each periodic computation.  The computation utilizes yield rates based on U.S Treasury constant maturities for periods commensurate with the exercise periods of the warrants.  Expected stock volatility in the exercise period is based exclusively on the Company’s historical publicly traded stock values for a period commensurate with the exercise period ending on the last day of the period for which the computation is made.  For each quarterly financial reporting period, the exercise period is updated for the remaining life of the warrants and the expected volatility is recomputed using the Company’s historical stock values on the NYSE Amex for a period commensurate with the updated exercise period.  Thus while the source of data and application of assumptions remains consistent from period to period, the results of the related computation change from computation date to computation date.

Jim B. Rosenberg
January 3, 2011
Page - 3

The following are the computation for the all the periods requested.

	6/30/2009	6/30/2009	6/30/2009	6/30/2009	Total Warrants
WARRANTS OUTSTANDING	6,136,364	750,000	2,272,440	654,884	9,813,688
INPUT VARIABLES
Stock Price	$2.54	$2.54	$2.54	$2.54
Purchase Price	$1.65	$1.38	$1.31	$1.34375
Term (period option expires)	3.00	3.00	2.50	2.75
Volatility	126.531118%	126.531118%	126.531118%	126.531118%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%	0.00%
Discount Rate-Bond Equivalent Yield	1.6300%	1.6300%	1.6300%	1.6300%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$2.54	$2.54	$2.54	$2.54
Present Value of Exercise Price	$1.57	$1.31	$1.26	$1.29
Cumulative Volatility	219.16%	219.16%	200.06%	209.83%

CALL OPTION
Proportion of Stock Present Value	90.57%	91.87%	91.17%	91.53%
Proportion of exercise Price PV	-19.03%	-21.33%	-25.81%	-23.44%
Call Option Value	2.00143433	$2.0532048	$1.9911035	$2.0235265

PUT OPTION
Proportion of Stock PV	-9.43%	-8.13%	-8.83%	-8.47%
Proportion of Exercise Price PV	80.97%	78.67%	74.19%	76.56%
Put Option Value	$1.03	$0.83	$0.71	$0.77

NUMBER OF WARRANTS SHARES	6,136,364	750,000	2,272,440	654,884

VALUE OF WARRANTS SHARES	$12,281,530	$1,539,904	$4,524,663	$1,325,175

TOTAL	$13,821,433		$5,849,838		$19,671,271

Jim B. Rosenberg
January 3, 2011
Page - 4

	9/30/2009	9/30/2009	9/30/2009	9/30/2009	Total Warrants
WARRANTS OUTSTANDING	6,136,364	750,000	2,272,440	654,884	9,813,688
INPUT VARIABLES
Stock Price	$2.00	$2.00	$2.00	$2.00
Purchase Price	$1.65	$1.38	$1.31	$1.34375
Term (period option expires)	2.75	2.75	2.35	2.47
Volatility	121.159235%	121.159235%	121.159235%	121.159235%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%	0.00%
Discount Rate-Bond Equivalent Yield	1.1200%	1.1200%	1.1200%	1.1200%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$2.00	$2.00	$2.00	$2.00
Present Value of Exercise Price	$1.60	$1.34	$1.28	$1.31
Cumulative Volatility	200.92%	200.92%	185.73%	190.42%

CALL OPTION
Proportion of Stock Present Value	86.77%	88.58%	87.91%	88.01%
Proportion of exercise Price PV	-18.58%	-21.05%	-24.61%	-23.31%
Call Option Value	1.43816014	$1.4899044	$1.4441696	$1.4554964

PUT OPTION
Proportion of Stock PV	-13.23%	-11.42%	-12.09%	-11.99%
Proportion of Exercise Price PV	81.42%	78.95%	75.39%	76.69%
Put Option Value	$1.04	$0.83	$0.72	$0.76

NUMBER OF WARRANTS SHARES	6,136,364	750,000	2,272,440	654,884

VALUE OF WARRANTS SHARES	$8,825,074	$1,117,428	$3,281,789	$953,181

TOTAL	$9,942,502		$4,234,970		$14,177,473

Jim B. Rosenberg
January 3, 2011
Page - 5

	12/31/2009	12/31/2009	12/31/2009	12/31/2009	Total Warrants
WARRANTS OUTSTANDING	6,136,364	750,000	2,272,440	654,884	9,813,688
INPUT VARIABLES
Stock Price	$0.56	$0.56	$0.56	$0.56
Purchase Price	$1.65	$1.38	$1.31	$1.34375
Term (period option expires)	2.50	2.50	2.20	2.20
Volatility	138.000000%	138.000000%	146.000000%	146.000000%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%	0.00%
Discount Rate-Bond Equivalent Yield	1.4200%	1.4200%	1.1400%	1.1400%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$0.56	$0.56	$0.56	$0.56
Present Value of Exercise Price	$1.59	$1.33	$1.28	$1.31
Cumulative Volatility	218.20%	218.20%	216.55%	216.55%

CALL OPTION
Proportion of Stock Present Value	72.97%	75.61%	75.86%	75.49%
Proportion of exercise Price PV	-5.82%	-6.84%	-7.16%	-7.01%
Call Option Value	0.31593977	$0.3323654	$0.3332923	$0.3309604

PUT OPTION
Proportion of Stock PV	-27.03%	-24.39%	-24.14%	-24.51%
Proportion of Exercise Price PV	94.18%	93.16%	92.84%	92.99%
Put Option Value	$1.35	$1.10	$1.05	$1.08

NUMBER OF WARRANTS SHARES	6,136,364	750,000	2,272,440	654,884

VALUE OF WARRANTS SHARES	$1,938,721	$249,274	$757,387	$216,741

TOTAL	$2,187,995		$974,127		$3,162,123

Jim B. Rosenberg
January 3, 2011
Page - 6

	3/31/2010	3/31/2010	3/31/2010	3/31/2010	Total Warrants
WARRANTS OUTSTANDING	6,136,364	750,000	2,272,440	654,884	9,813,688
INPUT VARIABLES
Stock Price	$0.74	$0.74	$0.74	$0.74
Purchase Price	$1.65	$1.38	$1.31	$1.34375
Term (period option expires)	2.17	2.17	1.67	1.92
Volatility	144.306080%	144.306080%	144.306080%	144.306080%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%	0.00%
Discount Rate-Bond Equivalent Yield	1.0200%	1.0200%	1.0200%	1.0200%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$0.74	$0.74	$0.74	$0.74
Present Value of Exercise Price	$1.61	$1.35	$1.29	$1.32
Cumulative Volatility	212.41%	212.41%	186.30%	199.78%

CALL OPTION
Proportion of Stock Present Value	75.65%	78.20%	73.70%	76.12%
Proportion of exercise Price PV	-7.65%	-8.93%	-10.95%	-9.89%
Call Option Value	$0.44	$0.46	$0.40	$0.43

PUT OPTION
Proportion of Stock PV	-24.35%	-21.80%	-26.30%	-23.88%
Proportion of Exercise Price PV	92.35%	91.07%	89.05%	90.11%
Put Option Value	$1.31	$1.07	$0.95	$1.01

NUMBER OF WARRANTS SHARES	6,136,364	750,000	2,272,440	654,884

VALUE OF WARRANTS SHARES	$2,677,559	$343,613	$918,672	$283,509

TOTAL	$3,021,172		$1,202,181		$4,223,353

Jim B. Rosenberg
January 3, 2011
Page - 7

	6/30/2010	6/30/2010	6/30/2010	6/30/2010	Total Warrants
WARRANTS OUTSTANDING	6,136,364	750,000	2,272,440	654,884	9,813,688
INPUT VARIABLES
Stock Price	$0.47	$0.47	$0.47	$0.47
Purchase Price	$1.65	$1.38	$1.31	$1.34375
Term (period option expires)	1.92	1.92	1.42	1.67
Volatility	144.040336%	144.040336%	144.040336%	144.040336%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%	0.00%
Discount Rate-Bond Equivalent Yield	1.7900%	1.7900%	1.7900%	1.7900%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$0.47	$0.47	$0.47	$0.47
Present Value of Exercise Price	$1.59	$1.33	$1.28	$1.30
Cumulative Volatility	199.41%	199.41%	171.44%	185.96%

CALL OPTION
Proportion of Stock Present Value	64.97%	68.23%	60.80%	64.83%
Proportion of exercise Price PV	-5.37%	-6.42%	-7.49%	-6.96%
Call Option Value	$0.22	$0.23	$0.19	$0.21

PUT OPTION
Proportion of Stock PV	-35.03%	-31.77%	-39.20%	-35.17%
Proportion of Exercise Price PV	94.63%	93.58%	92.51%	93.04%
Put Option Value	$1.34	$1.10	$1.00	$1.05

NUMBER OF WARRANTS SHARES	6,136,364	750,000	2,272,440	654,884

VALUE OF WARRANTS SHARES	$1,347,962	$176,240	$431,992	$140,093

TOTAL	$1,524,202		$572,085		$2,096,287

Jim B. Rosenberg
January 3, 2011
Page - 8

	9/30/2010	9/30/2010	9/30/2010	9/30/2010	Total Warrants
WARRANTS OUTSTANDING	6,136,364	750,000	2,272,440	654,884	9,813,688
INPUT VARIABLES
Stock Price	$0.56	$0.56	$0.56	$0.56
Purchase Price	$1.65	$1.38	$1.31	$1.34375
Term (period option expires)	1.67	1.67	1.17	1.42
Volatility	142.712990%	142.712990%	142.712990%	142.712990%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%	0.00%
Discount Rate-Bond Equivalent Yield	1.2700%	1.2700%	1.2700%	1.2700%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$0.56	$0.56	$0.56	$0.56
Present Value of Exercise Price	$1.62	$1.35	$1.29	$1.32
Cumulative Volatility	184.24%	184.24%	154.15%	169.86%

CALL OPTION
Proportion of Stock Present Value	63.54%	67.12%	59.06%	63.48%
Proportion of exercise Price PV	-6.73%	-8.09%	-9.47%	-8.79%
Call Option Value	$0.25	$0.27	$0.21	$0.24

PUT OPTION
Proportion of Stock PV	-36.46%	-32.88%	-40.94%	-36.52%
Proportion of Exercise Price PV	93.27%	91.91%	90.53%	91.21%
Put Option Value	$1.30	$1.06	$0.94	$1.00

NUMBER OF WARRANTS SHARES	6,136,364	750,000	2,272,440	654,884

VALUE OF WARRANTS SHARES	$1,516,307	$199,943	$473,814	$156,858

TOTAL	$1,716,250		$630,673		$2,346,922

Jim B. Rosenberg
January 3, 2011
Page - 9

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in reviewing the filing does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

If you have any questions or comments with regard to the filing, please contact me at the above address.
Very truly yours,
/s/ Charles T. Bernhardt
Charles T. Bernhardt
Chief Financial Officer

Appendix A

Critical Accounting Policies

. . ..

Redeemable Warrants

We utilize the guidance contained ASC 480 (formally SFAS 150) in the determination of whether to record warrants and options as Equity and/or Liability.  If the guidance of ASC 480 is deemed inconclusive, we continue our analysis utilizing ASC 815 (formally EITF 00-19).

Our method of recording the related value attempts to be consistent with the standards as defined by the Financial Accounting Standards Board utilizing the concept of “Fair Value” from ASC 820-10-55-1 that states that any fair value measurement requires that the reporting entity to determine the valuation technique(s) appropriate for the measurement, considering the availability of data with which to develop inputs that represent the assumptions that market participants would use in pricing the asset or liability and the level in the fair value hierarchy within which the inputs fall.

We recomputed the value of the redeemable warrants at the end of each quarterly period. We use the Black-Scholes-Merton Pricing Model which includes subjective input assumptions that are consistently applied each quarter. If we were to alter our assumptions or the numbers input based on such assumptions, the resulting fair value could be materially different. The significant assumptions using this model are: (i) yield rates based on U.S. Treasury constant maturities for periods commensurate with the exercise periods of the warrants; (ii) exercise periods based on the remaining life of the warrants at each valuation date; and (iii) expected stock volatility in the exercise period based on our historical stock values for a period commensurate with the exercise period ending on the last day of the period for which the computation is made.  While the assumptions remain consistent from period to period (e.g., utilizing historical stock prices), the numbers input change from period to period (e.g., the actual historical prices input for the relevant period).

(17) Fair Value

The Company is required under GAAP to disclose information about the fair value of all the Company’s financial instruments, whether or not these instruments are measured at fair value on the Company’s consolidated balance sheet.

The Company estimates that the fair values of cash and cash equivalents, other assets, accounts payable and accrued expenses approximate their carrying values due to the short-term maturities of these items.  The Company also has certain warrants with a cash settlement feature (in the event of a change in control to a non-public company) that are carried at fair value.  ~~Management estimates the fair value using a model which determines the probability that the cash settlement feature conditions will arise.~~ The Company recomputes the value of these warrants at the end of each quarterly period utilizing the Black-Scholes-Merton Pricing Model, which includes subjective input assumptions that are consistently applied each period. If the Company were to alter its assumptions or the numbers input based on such assumptions, the resulting fair value could be materially different. The significant assumptions using this model are: (i) yield rates based on U.S Treasury constant maturities for periods commensurate with the exercise periods of the warrants; (ii) exercise periods based on the remaining life of the warrants at each valuation date; and (iii) expected stock volatility in the exercise period based on the Company’s historical stock values for a period commensurate with the exercise period ending on the last day of the period for which the computation is made.  While the assumptions remain consistent from period to period (e.g., utilizing historical stock prices), the numbers input change from period to period (e.g., the actual historical prices input for the relevant period). The carrying amount and estimated fair value of the above warrants was ~~zero~~approximately $3,162,000 at December 31, 2009.  There were no other financial instruments at December 31, 2009 or 2008.

On January 1, 2008, the Company adopted new accounting guidance (codified at FASB ASC 820 and formerly Statement No. 157 Fair Value Measurements) that defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  The guidance does not impose any new requirements around which assets and liabilities are to be measured at fair value, and instead applies to asset and liability balances required or permitted to be measured at fair value under existing accounting pronouncements.  The Company measures its warrant liability for those warrants with a cash settlement feature at fair value.  As of December 31, 2009, the Company had no derivative assets or liabilities.

FASB ASC 820-10-35-37 (formerly SFAS No. 157) establishes a valuation hierarchy based on the transparency of inputs used in the valuation of an asset or liability.  Classification is based on the lowest level of inputs that is significant to the fair value measurement.  The valuation hierarchy contains three levels:

•	Level 1 – Quoted prices are available in active markets for identical assets or liabilities at the reporting date.

•
Level 2 – Observable inputs other than Level 1 prices such as quote prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or other valuation techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.  As of December 31, 2009, the Company has classified the warrants with cash settlement features as Level 3.  Management evaluates a variety of inputs and then estimates fair value based on those inputs.  ~~The primary inputs evaluated by management to determine the likelihood of a change in control to a non-public company (thereby triggering the cash settlement feature) were the Company’s FDA approval status including the additional requirements including required cash outflows prior to resubmission to the FDA (observable), the industry and market conditions (unobservable), litigation matters against the Company (observable) and statistics regarding the number of company’s going private (observable)~~As discussed above, the Company utilized the Black-Scholes-Merton Pricing Model in valuing these warrants.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy as of December, 31, 2009:
	Total	Level 1	Level 2	Level 3
Liabilities
Warrants	$3,162,000	$-	$-	$3,162,000

~~There was a change in the fair value of the Level 3 item of $3,162,000 during the year ended December 31, 2009,~~

The changes in Level 3 Liabilities measured at fair value on a recurring basis are summarized as follows:

Fair Value of Redeemable Warrants ( in thousands)
Value at issuance	$15,233
Less: value of warrants exercised in May and June 2009	(3,260)
Fair value adjustment at June 30,2009	7,698
Balance at June 30, 2009	19,671
Fair value adjustment at September 30,2009	(5,494)
Balance at September 30, 2009	14,177
Fair value adjustment at December 31, 2009	(11,015)
Balance at December 31,2009	$3,162